Mail Stop 3561

October 4, 2006

Via Fax and U.S. Mail

Kelly C. Johnson
National City Mortgage Capital LLC
3232 Newmark Drive
Miamisburg, OH 45342

Re: **National City Mortgage Capital LLC**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed September 25, 2006
        File No. 333-135655

Dear Mr. Johnson,

        We have reviewed your responses to the comments in our letter dated August 3, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. It does not appear that you have EDGARized the marked version of your filing as required by Rule 472(a) and Item 310 of Regulation S-T. Additionally, it appears that a portion of the summary section of the second prospectus supplement was omitted in the marked copy provided by counsel. Please file a marked copy of your amendment on EDGAR and ensure that future filings are accompanied by complete marked copies, as well.

2. While we note the revisions you have made in response to prior comment 5, it appears that your filing continues to include terminology that may be inconsistent with the terminology used in Regulation AB. For example, we note that you continue to refer to "the SPE" in your second prospectus supplement and that your descriptions of this entity are unclear. For example, on page S-42, it appears that the SPE is another name for the issuing entity, while on page S-75, it appears that the SPE is a separate entity, but one whose role is not consist throughout the prospectus supplement. Revise or advise accordingly and ensure that the terminology used throughout your filing is consistent with Regulation AB.

Prospectus Supplements

Cover Page

3. While we note the revisions you have made to the cover pages of your prospectus supplements, please ensure that you have included all required information on the cover pages of both supplements. For example, while your second prospectus supplement includes the information required by Item 1102(g) of Regulation AB, your first prospectus supplement does not. Revise accordingly.

Second Prospectus Summary

4. We reissue prior comment 8, in part. Revise the summary section of your second prospectus supplement to discuss all forms of credit enhancement described in the body of the supplement. For example, we note that you plan to use overcollateralization but discuss only subordination in the summary section. Revise accordingly.

The Mortgage Pool

5. We note from your base prospectus that the mortgage pools may include loans that are delinquent as of the cut-off date. Accordingly, please expand your disclosure in this section to include a table illustrating the form of disclosure you will provide if delinquent loans are included. Refer to Item 1100(b) of Regulation AB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 912-7751
        Mr. Richard Horowitz, Esq.
        Ms. Marian Dawood-Azib, Esq.
        Thacher Proffitt & Wood LLP